

October 24, 2013

<u>Via E-mail</u>
Lynn A. Peterson
Chief Executive Officer
Kodiak Oil & Gas Corp.
1625 Broadway, Suite 250
Denver, Colorado 80202

      Re: **Kodiak Oil & Gas Corp.**
             Form 10-K for the Fiscal Year Ended December 31, 2012
             Filed February 28, 2013
             File No. 001-32920

Dear Mr. Peterson:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                               Sincerely,

                               /s/H. Roger Schwall

                               H. Roger Schwall
                               Assistant Director

cc: Randal R. Jones
        Dorsey & Whitney LLP